Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

Nine Months Ended September 30, 2012
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$32,439
Fixed charges	74,388
Capitalized interest	(666)
Distributions of earnings from unconsolidated affiliates	3,230
Total earnings	$109,391

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$70,309
Amortization of deferred financing costs	2,709
Financing obligations interest expense	(357)
Capitalized interest	666
Interest component of rental expense	1,061
Total fixed charges	74,388
Preferred Unit distributions	1,881
Total fixed charges and Preferred Unit distributions	$76,269

Ratio of earnings to fixed charges	1.47
Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.43